B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Gold revenue	$492,569	$470,854	$954,013	$944,410

Cost of sales
Production costs	(151,299)	(152,762)	(308,044)	(280,366)
Depreciation and depletion	(95,008)	(94,662)	(185,454)	(191,820)
Royalties and production taxes	(33,089)	(33,111)	(63,116)	(68,272)
Total cost of sales	(279,396)	(280,535)	(556,614)	(540,458)

Gross profit	213,173	190,319	397,399	403,952

General and administrative	(12,968)	(13,921)	(27,106)	(28,106)
Share-based payments (Note 11)	(4,792)	(4,591)	(9,746)	(11,445)
Impairment of long-lived assets (Note 7 and Note 8)	(215,216)	(4,885)	(215,216)	(4,885)
Gain on sale of mining interests (Note 7)	48,662	—	48,662	—
Gain on sale of shares in associate (Note 8)	16,822	—	16,822	—
Non-recoverable input taxes	(2,695)	(1,139)	(6,999)	(3,046)
Share of net income of associates (Note 8)	2,582	7,009	4,679	11,988
Foreign exchange losses	(11,356)	(2,253)	(13,735)	(2,849)
Community relations	(442)	(1,722)	(931)	(2,725)
Write-down of mining interests (Note 7)	(636)	—	(636)	(16,457)
Restructuring charges (Note 7)	—	(7,080)	—	(7,080)
Other expense	(2,322)	(2,598)	(7,754)	(4,289)
Operating income	30,812	159,139	185,439	335,058

Interest and financing expense	(7,465)	(2,916)	(17,036)	(5,842)
Interest income	7,671	6,035	13,126	11,854
Change in fair value of gold stream (Note 14)	(8,387)	(1,100)	(19,239)	(1,100)
Gains (losses) on dilution of associate (Note 8)	998	—	(8,984)	—
Gains on derivative instruments (Note 13)	429	782	704	425
Other income (expense)	12	(2,518)	155	(4,118)
Income from operations before taxes	24,070	159,422	154,165	336,277

Current income tax, withholding and other taxes (Note 17)	(96,697)	(71,205)	(158,281)	(147,945)
Deferred income tax recovery (Note 17)	37,850	3,633	17,820	5,422
Net (loss) income for the period	$(34,777)	$91,850	$13,704	$193,754

Attributable to:
Shareholders of the Company	$(24,004)	$80,418	$15,747	$166,391
Non-controlling interests (Note 12)	(10,773)	11,432	(2,043)	27,363
Net (loss) income for the period	$(34,777)	$91,850	$13,704	$193,754

(Loss) earnings per share (attributable to shareholders of the Company) (Note 11)
Basic	$(0.02)	$0.06	$0.01	$0.14
Diluted	$(0.02)	$0.06	$0.01	$0.14

Weighted average number of common shares outstanding (in thousands) (Note 11)
Basic	1,307,176	1,251,832	1,305,183	1,164,104
Diluted	1,307,176	1,257,804	1,308,746	1,169,853
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Net (loss) income for the period	$(34,777)	$91,850	$13,704	$193,754

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
Unrealized (loss) gain on investments, net of deferred income tax (Note 6)	(8,162)	6,621	6,809	3,045
Other comprehensive (loss) income for the period	(8,162)	6,621	6,809	3,045
Total comprehensive (loss) income for the period	$(42,939)	$98,471	$20,513	$196,799

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(8,162)	$6,621	$6,809	$3,045
Non-controlling interests	—	—	—	—
	$(8,162)	$6,621	$6,809	$3,045

Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(32,166)	$87,039	$22,556	$169,436
Non-controlling interests	(10,773)	11,432	(2,043)	27,363
	$(42,939)	$98,471	$20,513	$196,799

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Operating activities
Net (loss) income for the period	$(34,777)	$91,850	$13,704	$193,754
Mine restoration provisions settled	(650)	(579)	(941)	(579)
Non-cash charges, net (Note 18)	227,042	107,409	378,364	228,941
Proceeds from prepaid sales (Note 15)	—	—	500,023	—
Changes in non-cash working capital (Note 18)	(79,709)	15,052	(57,724)	21,278
Changes in long-term inventory	(13,298)	—	(9,146)	—
Changes in long-term value added tax receivables	(36,176)	(18,749)	(51,121)	(44,588)
Cash provided by operating activities	62,432	194,983	773,159	398,806

Financing activities
Repayment of revolving credit facility (Note 10)	—	—	(150,000)	—
Extinguishment of gold stream and construction financing obligations (Note 14)	—	(111,819)	—	(111,819)
Repayment of equipment loan facilities (Note 10)	(3,519)	(2,887)	(5,906)	(6,465)
Interest and commitment fees paid	(1,090)	(1,118)	(4,669)	(2,120)
Cash proceeds from stock option exercises (Note 11)	1,357	3,464	2,445	5,908
Dividends paid (Note 11)	(45,869)	(51,730)	(91,858)	(94,706)
Principal payments on lease arrangements (Note 10)	(1,140)	(2,046)	(2,588)	(3,489)
Distributions to non-controlling interests (Note 12)	(2,708)	(2,198)	(7,288)	(4,280)
Other	691	770	962	1,587
Cash used by financing activities	(52,278)	(167,564)	(258,902)	(215,384)

Investing activities
Expenditures on mining interests:
Fekola Mine	(53,179)	(74,151)	(133,741)	(127,946)
Masbate Mine	(6,507)	(6,098)	(15,037)	(15,051)
Otjikoto Mine	(11,706)	(15,630)	(25,519)	(32,976)
Goose Project	(127,704)	(68,612)	(245,155)	(68,612)
Fekola Regional Properties	(4,924)	(15,035)	(9,425)	(29,810)
Gramalote Project	(3,560)	(1,204)	(6,870)	(1,714)
Other exploration (Note 18)	(11,572)	(24,552)	(20,412)	(40,543)
Cash proceeds on sale of investment in associate (Note 8)	100,302	—	100,302	—
Cash proceeds on sale of long-term investment (Note 6)	18,661	—	18,661	—
Purchase of long-term investment (Note 6)	(6,252)	(16,764)	(6,252)	(31,880)
Funding of reclamation accounts	(1,676)	(1,351)	(2,705)	(2,640)
Loan to associate (Note 9)	—	—	(1,496)	—
Cash acquired on acquisition of Sabina Gold & Silver Corp.	—	38,083	—	38,083
Transaction costs paid on acquisition of Sabina Gold & Silver Corp.	—	(6,672)	—	(6,672)
Other	(295)	101	(340)	(3,212)
Cash used by investing activities	(108,412)	(191,885)	(347,989)	(322,973)

(Decrease) increase in cash and cash equivalents	(98,258)	(164,466)	166,268	(139,551)

Effect of exchange rate changes on cash and cash equivalents	(2,716)	(3,067)	(6,323)	(6,188)
Cash and cash equivalents, beginning of period	567,814	673,740	306,895	651,946
Cash and cash equivalents, end of period	$466,840	$506,207	$466,840	$506,207

Supplementary cash flow information (Note 18)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2024	As at December 31, 2023
Assets
Current
Cash and cash equivalents	$466,840	$306,895
Accounts receivable, prepaids and other (Note 4)	41,330	27,491
Value-added and other tax receivables	31,368	29,848
Inventories (Note 5)	376,822	346,495
Assets classified as held for sale (Note 7)	10,230	—
	926,590	710,729

Long-term investments (Note 6)	123,764	86,007
Value-added tax receivables	250,171	199,671
Mining interests (Note 7)	3,616,534	3,563,490
Investments in associates (Note 8)	74,193	134,092
Long-term inventories (Note 5)	102,609	100,068
Other assets (Note 9)	72,346	63,635
Deferred income taxes	16,645	16,927
	$5,182,852	$4,874,619
Liabilities
Current
Accounts payable and accrued liabilities	$178,528	$167,117
Current income and other taxes payable	113,685	120,679
Current portion of long-term debt (Note 10)	14,857	16,256
Current portion of mine restoration provisions	2,109	3,050
Other current liabilities	7,155	6,369
	316,334	313,471

Long-term debt (Note 10)	25,651	175,869
Gold stream obligation (Note 14)	158,839	139,600
Prepaid gold sales (Note 15)	517,723	—
Mine restoration provisions	104,798	104,607
Deferred income taxes	170,004	188,106
Employee benefits obligation	21,135	19,171
Other long-term liabilities	23,777	23,820
	1,338,261	964,644
Equity
Shareholders’ equity
Share capital (Note 11)	3,485,034	3,454,811
Contributed surplus	79,721	84,970
Accumulated other comprehensive loss	(118,447)	(125,256)
Retained earnings	309,332	395,854
	3,755,640	3,810,379
Non-controlling interests (Note 12)	88,951	99,596
	3,844,591	3,909,975
	$5,182,852	$4,874,619

Commitments (Note 20)

Approved by the Board	"Clive T. Johnson"	Director	"Lisa M. Pankratz"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2024
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2023	1,302,396	$3,454,811	$84,970	$(125,256)	$395,854	$99,596	$3,909,975

Net income for the period	—	—	—	—	15,747	(2,043)	13,704
Dividends (Note 11)	4,973	12,481	563	—	(105,070)	—	(92,026)
Unrealised gain on investments, net of deferred income tax (Note 6)	—	—	—	6,809	—	—	6,809
Shares issued on exercise of stock options (Note 11)	1,018	2,445	—	—	—	—	2,445
Shares issued on vesting of RSUs (Note 11)	1,465	6,307	(6,307)	—	—	—	—
Shares issued on vesting of PSUs (Note 11)	946	7,604	(7,604)	—	—	—	—
Transactions with non-controlling interests (Note 12)	—	—	—	—	2,801	(8,602)	(5,801)
Share-based payments (Note 11)	—	—	9,485	—	—	—	9,485
Transfer to share capital on exercise of stock options	—	1,386	(1,386)	—	—	—	—

Balance at June 30, 2024	1,310,798	$3,485,034	$79,721	$(118,447)	$309,332	$88,951	$3,844,591

	2023
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2022	1,074,695	$2,487,624	$78,232	$(145,869)	$588,139	$103,663	$3,111,789

Net income for the period	—	—	—	—	166,391	27,363	193,754
Shares and replacement options issued on acquisition of Sabina Gold & Silver Corp.	216,452	925,375	5,075	—	—	—	930,450
Dividends (Note 11)	—	—	615	—	(95,486)	—	(94,871)
Unrealised gain on investments	—	—	—	3,045	—	—	3,045
Shares issued on exercise of stock options (Note 11)	2,248	5,908	—	—	—	—	5,908
Shares issued on vesting of RSUs (Note 11)	1,290	5,438	(5,438)	—	—	—	—
Shares issued on vesting of PSUs (Note 11)	741	5,658	(8,603)	—	—	—	(2,945)
Transactions with non-controlling interests	—	—	—	—	(4,779)	(13,996)	(18,775)
Share-based payments (Note 11)	—	—	10,683	—	—	—	10,683
Transfer to share capital on exercise of stock options	—	2,226	(2,226)	—	—	—	—

Balance at June 30, 2023	1,295,426	$3,432,229	$78,338	$(142,824)	$654,265	$117,030	$4,139,038

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth mine under construction, the Goose Project in Canada. The Company also owns the Gramalote Project in Colombia. The Company holds an approximately 28% interest in Versamet Royalties Corporation ("Versamet") and an approximately 25% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in a number of countries including Mali and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on August 8, 2024.

Recent IFRS pronouncements issued but not yet effective

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:
•Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.
•Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.
•New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).
•Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.
•Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided ("management-defined performance measures"), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IAS 34 requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

During the three months ended June 30, 2024, the Company identified changes to the indicators of impairment on the Fekola Complex cash-generating unit ("CGU"), consisting of the Fekola Mine and Fekola Regional Properties. As a result, these assets were tested for impairment (Note 7).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of influence over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Sources of estimation uncertainty

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation (Note 14 and Note 16), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables as at June 30, 2024 includes amounts for the Fekola Mine of $183 million (December 31, 2023 - $137 million), for the Masbate Mine of $50 million (December 31, 2023 – $45 million), and for the Gramalote Project of $17 million (December 31, 2023 - $18 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

4 Accounts receivable, prepaids and other

	June 30, 2024	December 31, 2023
	$	$

Supplier advances	14,977	10,533
Prepaid expenses	16,156	8,639
Deferred transportation costs	3,957	—
Other receivables	6,240	8,319
	41,330	27,491

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5 Inventories

The current inventories balance is made up as follows:

	June 30, 2024	December 31, 2023
	$	$

Gold and silver bullion	63,134	53,065
In-process inventory	17,587	18,220
Ore stock-pile inventory	68,091	80,302
Materials and supplies	228,010	194,908
	376,822	346,495

The long-term inventories balance is made up as follows:

	June 30, 2024	December 31, 2023
	$	$

Ore stock-pile inventory	63,047	56,497
Materials and supplies	39,562	43,571
	102,609	100,068

Current ore stock-pile inventory as at June 30, 2024 includes amounts for the Fekola Mine of $38 million (December 31, 2023 - $59 million), for the Masbate Mine of $13 million (December 31, 2023 - $14 million), for the Otjikoto Mine of $9 million (December 31, 2023 – $7 million) and for the Back River Project of $8 million (December 31, 2023 - $nil).

Long-term stock-pile inventory as at June 30, 2024 includes amounts for the Otjikoto Mine of $47 million (December 31, 2023 – $44 million), for the Fekola Mine of $8 million (December 31, 2023 - $6 million), and for the Masbate Mine of $8 million (December 31, 2023 - $6 million).

Long-term supplies inventory are supplies for the Back River Project that are expected to be either consumed in construction or beyond the next twelve months.

6 Long-term investments

	June 30, 2024			December 31, 2023
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	39,011	21,674	60,685	32,759	19,909	52,668
Calibre Mining Corp.	43,363	(1,326)	42,037	—	—	—
Osino Resources Corp.	6,955	8,008	14,963	6,955	5,340	12,295
St. Augustine Gold & Copper Ltd.	20,193	(16,706)	3,487	20,193	(15,562)	4,631
AuMEGA Metals Ltd.	2,885	(980)	1,905	2,885	(1,253)	1,632
RTG Mining Inc.	13,400	(13,003)	397	13,400	(13,092)	308
West African Resources Ltd.	—	—	—	20,530	(6,261)	14,269
Other	899	(609)	290	899	(695)	204
	126,706	(2,942)	123,764	97,621	(11,614)	86,007

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

On June 20, 2024, the Company sold 79 million of its 111 million shares in its associate Calibre Mining Corp ("Calibre") for proceeds of $100 million (see Note 8). As a result of the decreased shareholding and no longer having the right to nominate a member to the Board of Directors of Calibre, the Company determined it no longer had significant influence over Calibre. The remaining investment of 32 million shares, valued at $43 million, was reclassified to Long-term investments in the Condensed Interim Consolidated Balance Sheet.

During the three months ended June 30, 2024, the Company sold its 22 million share investment in West African Resources Ltd. for proceeds of $19 million.

During the six months ended June 30, 2024, the Company purchased an additional 1.6 million shares of Snowline Gold Corp. ("Snowline") at an average cost of Cdn. $5.47 for a total cost of $6 million to maintain a 9.9% interest in Snowline in accordance with the Company's rights under its shareholder agreement.

7 Mining interests

	Mineral properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2022	2,203,412	1,679,345	16,596	511,867	4,411,220
Acquisitions	—	41,166	1,050,326	114,898	1,206,390
Additions	193,443	197,704	388,272	61,832	841,251
Disposals	—	(25,479)	—	—	(25,479)
Write-downs	—	—	—	(19,905)	(19,905)
Transfers	21,087	61,414	(61,414)	(21,087)	—
Change in mine restoration provision estimates	(495)	—	363	(150)	(282)

Balance at December 31, 2023	2,417,447	1,954,150	1,394,143	647,455	6,413,195
Additions	83,643	48,260	341,684	11,041	484,628
Capitalized interest	—	—	10,399	—	10,399
Disposals	(21,087)	(12,226)	—	—	(33,313)
Reclassified to assets held for sale	—	—	—	(10,230)	(10,230)
Write-downs	—	—	—	(636)	(636)
Transfers	—	27,376	(32,334)	—	(4,958)
Change in mine restoration provision estimates	(5,566)	—	3,687	—	(1,879)

Balance at June 30, 2024	2,474,437	2,017,560	1,717,579	647,630	6,857,206

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2022	(1,150,839)	(853,167)	—	(132,484)	(2,136,490)
Depreciation and depletion	(241,194)	(171,155)	—	—	(412,349)
Impairment	(96,800)	(65,753)	—	(154,710)	(317,263)
Disposals	—	16,397	—	—	16,397

Balance at December 31, 2023	(1,488,833)	(1,073,678)	—	(287,194)	(2,849,705)
Depreciation and depletion	(96,164)	(90,096)	—	—	(186,260)
Impairment	(109,688)	(57,855)	—	(47,673)	(215,216)
Disposals	—	10,509	—	—	10,509

Balance at June 30, 2024	(1,694,685)	(1,211,120)	—	(334,867)	(3,240,672)

Net book value at December 31, 2023	928,614	880,472	1,394,143	360,261	3,563,490

Net book value at June 30, 2024	779,752	806,440	1,717,579	312,763	3,616,534

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of the Fekola Complex CGU

During the year ended December 31, 2023, the State of Mali ("the State") introduced a new mining code (the “2023 Mining Code”) and related Local Content Law. In July 2024, the accompanying Implementation Decrees which clarify how the provisions of the 2023 Mining Code and Local Content Law should be applied were enacted into law. The Company and the State remain in ongoing negotiations related to how certain components of the 2023 Mining Code should be applied to the Fekola Complex. The final outcomes of these discussions cannot yet be determined.

For the year ended December 31, 2023, the Company recorded an impairment of $206 million for the Fekola Complex. The known and estimated changes to the financial framework of the Fekola Complex as impacted by the 2023 Mining Code and the ongoing discussions with the State are considered to be updated indicators of impairment for the Fekola Complex assets.

As a result, the Company has performed an updated impairment assessment on the Fekola Complex CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its fair value less costs of disposal ("FVLCD"). To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, fuel taxes and the expected application of revised royalty and revenue based tax rates, forecast annual gold prices per ounce of $2,222 (2024), $2,231 (2025), $2,150 (2026), $2,055 (2027), long-term gold price of $1,900 per ounce thereafter, and a discount rate of 7.5% for the Fekola Complex. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the Fekola Complex CGU was impaired resulting in an impairment of $215 million. A net impairment charge of $194 million after taking into account a deferred income tax recovery of $21 million was recorded in the Condensed Interim Consolidated Statement of Operations for the six month period ended June 30, 2024.

The recoverable amount of the Fekola Complex CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $96 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $12 million.

In addition, based on the current status of discussions with the State, the Company has recorded additional tax provisions of $37 million in the quarter ended June 30, 2024 for the expected settlement of income tax audits and assessments up to the balance sheet date (see Note 17).

Versamet transaction

On June 5, 2024, the Company entered into a purchase and sale agreement (the "Agreement") to sell a portfolio of ten metal royalties (the "Royalties") to a private company, Versamet. Under the terms of the Agreement, the royalty sale is split into two tranches.

Upon completion of the first tranche, on June 5, 2024, the Company received 122 million Versamet shares at Cdn. $0.80 per share for proceeds of $71 million in exchange for the following royalties:
•2.7% net smelter return (“NSR”) royalty on the Kiaka Gold Project, with a book value of $18 million;
•2.7% NSR royalty on the Toega Gold Deposit, with a book value of $3 million;
•1.5% NSR royalty on the Primavera Project, with no book value; and
•Two exploration stage royalties, with no book value.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The book value of the Royalties was included within mining interests. The gain on sale of mining interests on the first tranche was calculated as follows:

$

Fair value of common shares received	71,249
Transaction costs	(1,500)
Net proceeds received	69,749

Kiaka Royalty	18,488
Toega Royalty	2,599
Book value of assets sold	21,087

Gain on sale of mining interests	48,662

The Royalties comprising the second tranche are subject to certain rights of first refusal ("ROFR") that need to be exercised within 60 days of the transaction date. If these are not exercised, upon completion of the second tranche, the Company expects to receive 31 million Versamet shares at Cdn. $0.80 per share for estimated proceeds of $18 million in exchange for the following royalties:
•2% NSR royalty on the Mocoa Project, with a carrying value value of $10 million;
•Three additional exploration stage royalties, with a nominal carrying value.

As the sale of the Mocoa Project 2% NSR is expected to be completed within the next twelve months, its carrying value of $10 million has been classified as an asset held for sale on the Condensed Interim Consolidated Balance Sheet at June 30, 2024. The other second tranche royalties have a nominal carrying value, therefore, no adjustment is required.

The Company and Versamet also entered into an Investor Rights Agreement which entitles B2Gold to nominate one member to Versamet’s Board of Directors and pro rata participation rights with respect to future capital raises. The Company determined that it has significant influence over the decision-making processes of Versamet due to the ability to nominate a Director to the Board and owning 28% of the outstanding share capital. As a result, the Company's investment in Versamet has been recorded as an Investment in Associate in the Condensed Interim Consolidated Balance Sheet (see Note 8).

Otjikoto

During the six months ended June 30, 2023, the Company communicated to employees about the phased closure plan for the Otjikoto Mine, which subsequently commenced in 2023. The announcement of the closure plan for the mine resulted in an obligation for severance pay under Namibian law. The undiscounted severance obligation before inflation adjustments at June 30, 2023 was estimated at $9 million. The present value of these payments of $7 million was recorded as a Restructuring charge in the Condensed Interim Consolidated Statement of Operations for the six months ended June 30, 2024.

Other

During the six months ended June 30, 2024, the Company wrote-off $1 million (2023 - $16 million) relating to non-core exploration and evaluation properties that it no longer plans to proceed with.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Investment in associates

	Calibre	Versamet	BeMetals	Total
	$	$	$	$
Cost
Balance at December 31, 2022	111,774	—	8,275	120,049
Share of net income (loss)	20,122	—	(251)	19,871
Impairment	—	—	(4,885)	(4,885)
Loss on dilution	(943)	—	—	(943)

Balance at December 31, 2023	130,953	—	3,139	134,092
Share of net income (loss)	4,874	—	(195)	4,679
Loss on dilution	(8,984)	—	—	(8,984)
Shares acquired	—	71,249	—	71,249
Shares sold	(83,480)	—	—	(83,480)
Transfer to long-term investments	(43,363)	—	—	(43,363)

Balance at June 30, 2024	—	71,249	2,944	74,193

Calibre

On January 24, 2024, the Company's associate Calibre completed the acquisition of Marathon Gold Corporation ("Marathon"). As a result of the Calibre shares issued for the acquisition of Marathon, the Company's interest in Calibre was diluted from 24% to 15%, resulting in a dilution loss of $9 million. Despite owning less than 20% of Calibre, the Company determined that it still had significant influence over its associate due to, among other things, the Company's right to nominate one Director to the Board of Calibre.

On June 20, 2024, the Company sold 79 million of its 111 million shares in Calibre for proceeds of $100 million (net of transaction costs). The gain on sale of the Calibre shares was calculated as follows:

$

Proceeds from sale of common shares	101,455
Transaction costs	(1,153)
Net proceeds received	100,302

Book value of investment in associate	126,843
Transferred to long-term investments	(43,363)
Book value of assets sold	83,480

Gain on sale of investment in associate	16,822
As a result of the deceased shareholding and no longer having the right to nominate a member to the Board of Directors of Calibre, the Company determined it no longer had significant influence over Calibre. The remaining investment of 32 million shares, valued at $43 million, was reclassified to Long-term investments in the Condensed Interim Consolidated Balance Sheet (see Note 6).

Versamet transaction

On June 5, 2024, the Company closed the first tranche of sale of certain royalties to Versamet (see Note 7) in exchange for common shares in Versamet valued at $71 million. The Company and Versamet also entered into an Investor Rights Agreement which entitles B2Gold to nominate one member to Versamet’s Board of Directors and pro rata participation rights with respect to future capital raises. The Company determined that it has significant influence over the decision-making processes of Versamet due to the ability to nominate a Director to the Board and owning 28% of the outstanding share capital. As a result, the Company's investment in Versamet has been recorded as an Investment in Associate in the Condensed Interim Consolidated Balance Sheet.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

BeMetals

During the six months ended June 30, 2023, the Company determined that its associate BeMetals had become impaired due to the significant and prolonged decline in the fair value of the BeMetals shares held. The Company recorded an impairment loss of $5 million to reflect the fair value of the investment in BeMetals in the Condensed Interim Consolidated Statement of Operations.

9 Other assets

	June 30, 2024	December 31, 2023
	$	$

Reclamation deposits	52,617	50,934
Deferred financing costs (Note 10)	5,493	—
Restricted cash	5,267	5,259
Loan to associate	7,419	5,763
Other	1,550	1,679
	72,346	63,635

As at June 30, 2024, reclamation deposits include amounts for the Fekola Mine of $22 million (December 31, 2023 - $21 million), for the Otjikoto Mine of $16 million (December 31, 2023 – $14 million), for the Goose Project of $11 million (December 31, 2023 - $12 million) and for the Masbate Mine of $4 million (December 31, 2023 - $4 million).

During the six months ended June 30, 2024, the Company advanced a further $2 million to its associate BeMetals.

10 Long-term debt

	June 30, 2024	December 31, 2023
	$	$
Revolving credit facility:
Principal amount	—	150,000
Unamortized transaction costs	—	(7,365)
	—	142,635
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	9,538	13,875
Goose Project equipment loan facilities (net of unamortized transaction costs)	4,819	6,776
Lease liabilities	26,151	28,839
	40,508	49,490

Total debt	40,508	192,125
Less current portion	(14,857)	(16,256)
	25,651	175,869

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The changes in debt balances during the six months ended June 30, 2024 are as follows:

	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$

Balance at December 31, 2023	142,635	20,651	28,839	192,125
Lease liabilities incurred	—	—	123	123
Debt repayments	(150,000)	(5,906)	(2,652)	(158,558)
Foreign exchange gains	—	(456)	(812)	(1,268)
Reclassification of deferred financing costs to Other Assets (Note 9)	6,637	—	—	6,637
Non-cash interest and financing expense	728	68	653	1,449
Balance at June 30, 2024	—	14,357	26,151	40,508

Current portion	—	(10,356)	(4,501)	(14,857)
	—	4,001	21,650	25,651

Revolving credit facility

The Company has a $700 million revolving credit facility ("RCF") with a syndicate of international banks. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be further increased to $800 million any time prior to the maturity date of December 16, 2025. As at June 30, 2024, the Company had available the full undrawn capacity of $700 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2024, the Company was in compliance with these debt covenants.

11 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2024, the Company had 1,310,797,910 common shares outstanding (December 31, 2023 - 1,302,396,192 shares), including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the six months ended June 30, 2024, the Company paid two quarterly dividends of $0.04 per share each, totalling $105 million (2023 - $95 million). Of this amount, $12 million (2023 - $nil) was satisfied by the issuance of 5 million shares under the Company's Dividend Re-investment Plan.

Subsequent to June 30, 2024, on August 8, 2024, the Company approved a third quarter dividend of $0.04 payable on September 23, 2024.

During the six months ended June 30, 2024, approximately 1 million stock options were granted to employees at an exercise price of Cdn. $3.50 per share. These stock options have a term of five years and vest over a period of three years. The estimated fair value when granted of these options, totalling $0.7 million, is being recognized as a share-based payment expense over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 3.8%, an expected life of three years, an expected volatility of 37% and a dividend yield rate of 6%.

For the six months ended June 30, 2024, share-based payments expense relating to the vesting of stock options was $1 million (2023 - $3 million). For the six months ended June 30, 2024, the Company issued 1.0 million shares for proceeds of $2 million upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $4.02. As at June 30, 2024, 31 million stock options were outstanding.

For the three and six months ended June 30, 2024, share-based payments expense relating to the vesting of restricted share units ("RSUs") and the change in fair value of deferred share units ("DSUs") was $2 million and $4 million, respectively (2023 - $1 million and $4 million, respectively). During the six months ended June 30, 2024, the Company granted 2 million RSUs to employees and issued 1 million shares on the vesting of RSUs. As at June 30, 2024, 4 million RSUs and 2 million DSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

For the three and six months ended June 30, 2024, share-based payments expense relating to the vesting of performance share units ("PSUs") was $2 million and $4 million, respectively (2023 - $2 million and $4 million, respectively). During the six months ended June 30, 2024, the Company issued 0.9 million shares on the vesting of 1.4 million PSUs.

During the six months ended June 30, 2024, the Company granted 2.6 million PSUs to employees comprised of two equal 50% tranches. Vesting of tranche one of the PSUs granted will depend on the growth of the consolidated production profile and the number of shares that may vest will be between 0% to 200% of the number of tranche one PSUs. The estimated fair value when granted of this portion of $3 million was calculated based on the fair value of the Company's stock on the date of the grant and the expected increase in the production profile. Vesting of tranche two of the PSUs granted will depend on total shareholder return of the Company compared to a group of peer companies over the period January 1, 2024 to December 31, 2026. The number of shares that may vest will be between 0% and 200% of the number of tranche two PSUs. The estimated fair value when granted of the tranche two PSUs of $3 million was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 26% to 66% for the group, a Canadian risk-free annual interest rate of 4.19%, and a United States risk-free annual interest rate of 4.52%. The fair value of both tranches is being recognized over the vesting period. As at June 30, 2024, 6 million PSUs were outstanding.

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Net (loss) income and diluted net (loss) income (attributable to shareholders of the Company)	$(24,004)	80,418	$15,747	166,391

Basic weighted average number of common shares outstanding (in thousands)	1,307,176	1,251,832	1,305,183	1,164,104

Effect of dilutive securities:
Stock options	—	2,033	184	1,854
Restricted share units	—	725	666	681
Performance share units	—	3,214	2,713	3,214
Diluted weighted average number of common shares outstanding (in thousands)	1,307,176	1,257,804	1,308,746	1,169,853

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.02)	$0.06	$0.01	$0.14
Diluted	$(0.02)	$0.06	$0.01	$0.14

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2023	42,911	27,744	24,238	4,703	99,596
Share of net (loss) income	(6,356)	(991)	5,271	33	(2,043)
Distributions to non-controlling interest	—	—	(6,988)	—	(6,988)
Interest on loan to non-controlling interest	(2,380)	—	—	—	(2,380)
Participating funding from non-controlling interest	—	—	—	638	638
Other	—	—	—	128	128
Balance at June 30, 2024	34,175	26,753	22,521	5,502	88,951

13 Derivative financial instruments

During the six months ended June 30, 2024, the Company entered into an additional series of forward contracts for the purchase of 27 million litres of fuel oil at an average strike price of $0.46 per litre and 41 million litres of gas oil at an average strike price of $0.62 per litre with scheduled settlement between July 2024 and April 2026. The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL").

	2024	2025	2026	Total
Forward – fuel oil:
Litres (thousands)	10,956	13,705	3,384	28,045
Average strike price	$0.47	$0.46	$0.43	$0.46

Forward – gas oil:
Litres (thousands)	12,792	22,271	5,483	40,546
Average strike price	$0.62	$0.62	$0.60	$0.62

The unrealized fair value of these contracts at June 30, 2024 was $0.5 million (December 31, 2023 - $0.5 million).

Subsequent to June 30, 2024, the Company entered into contracts for the delivery of 31 million litres of fuel oil at a weighted average strike price of $0.43 per litre and the delivery of 7 million litres of gas oil at a weighted average strike price of $0.58 per litre.

14 Gold stream obligation

The Company's gold stream obligation requires the delivery from production at the Company's Back River Project as follows:
•2.7805% of gold production up to delivery of 87,100 ounces
•1.4405% of gold production up to an aggregate of 134,000 ounces
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 16). The Company has guaranteed the gold stream obligation.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2023	139,600
Change in fair value	19,239
Outstanding at June 30, 2024	158,839

On completion of the Company's acquisition of Sabina Gold & Silver Corp. ("Sabina") on April 19. 2023, the Company assumed certain construction financing and gold stream obligations from Sabina. Following completion, the Company extinguished certain gold stream and construction financing obligations for payments totalling $112 million, as follows:
•a $46 million payment to extinguish one-third of the gold stream obligation;
•a $63 million payment to extinguish the gold metal off take agreement;
•a $2 million payment to extinguish the senior secured debt facility; and
•a $1 million payment to extinguish the $75 million gold prepay facility

15 Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its RCF syndicate banks. Under the terms of the prepaid gold sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the prepaid gold sales can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

The prepaid gold sales have been accounted in accordance with IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments have been recognized as deferred revenue on the interim condensed consolidated balance sheet and will be recognized as revenue in the interim condensed consolidated statement of operations based on the contract price when gold deliveries are made.

During the three and six months ended June 30, 2024, the Company recognized interest charge of $10 million and $18 million, respectively, relating to the financing component contained in the prepaid gold sales. The interest expense recognised in the Condensed Interim Consolidated Statement of Operations for the three and six months ended June 30, 2024 was $4 million and $9 million, respectively, net of $6 million and $9 million, respectively, capitalized to the cost of constructing qualifying assets during the period. At June 30, 2024, the carrying amount of the prepaid gold sales was $518 million.

16 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at June 30, 2024, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at June 30, 2024			As at December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 6)	123,764	—	—	86,007	—	—
Fuel derivative contracts (Note 13)	—	482	—	—	481	—
Gold stream obligation (Note 14)	—	—	(158,839)	—	—	(139,600)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Gold production is assumed to begin at the end of the second quarter of 2025. Forward gold price estimates ranged from $2,331 to $2,706 per ounce. A $100 per ounce change in the gold forward price would have approximately a $6 million impact on the fair value of the gold stream obligation. A 50 basis point change in the risk-free rate would also have approximately a $6 million impact on the fair value of the gold stream obligation.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Credit risk

The Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies. The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	$	$	$	$

Income from operations before taxes	24,070	159,422	154,165	336,277
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	6,499	43,044	41,625	90,795

Increase (decrease) attributable to:
Benefit not recorded on impairment losses	48,985	—	48,985	—
Change in accruals for tax audits	37,135	1,506	37,135	1,506
Future withholding tax	(19,344)	(800)	(4,524)	5,600
Effects of different foreign statutory tax rates	(5,715)	8,559	4,646	20,525
Change due to foreign exchange	5,931	(4,358)	13,239	(8,149)
Benefit of optional tax incentives	(5,235)	(4,564)	(9,046)	(6,229)
Change in non-taxable portion of gains	(9,325)	582	(8,261)	(90)
Non-deductible expenditures	1,615	3,862	8,189	11,098
Withholding and other taxes	1,883	10,488	4,827	12,264
Change in losses and tax bases for which no tax benefit has been recorded	(2,545)	11,149	3,753	15,506
Use of losses and temporary differences not previously recognised	(1,351)	—	(1,351)	—
Amounts under (over) provided in prior years	314	(1,896)	1,244	(303)
Income tax expense	58,847	67,572	140,461	142,523

Current income tax, withholding and other taxes	96,697	71,205	158,281	147,945
Deferred income tax recovery	(37,850)	(3,633)	(17,820)	(5,422)
Income tax expense	58,847	67,572	140,461	142,523

Included in current income tax expense for the three and six months ended June 30, 2024 was $5 million and $13 million, respectively (2023 - $10 million and $19 million, respectively), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

Based on the current status of discussions with the State, the Company has recorded additional tax provisions of $37 million in the quarter ended June 30, 2024 for the expected settlement of income tax audits and assessments up to the balance sheet date (see Note 7).

Pillar Two Global Minimum Tax

In June 2024, Canada enacted the Global Minimum Tax Act that was developed within the framework of the OECD’s Pillar Two global minimum tax regime, effective January 1, 2024. As Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates, the legislation is effective for the Company's financial year beginning January 1, 2024.

The Company has performed an assessment of its potential exposure to Pillar Two income taxes. This assessment is based on the most recent information available regarding the financial performance of the constituent entities of the consolidated group. Based on the assessment performed, the Company does not expect any material exposure to Pillar Two top-up taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	$	$	$	$

Depreciation and depletion	95,008	94,662	185,454	191,820
Gain on sale of mining interests (Note 7)	(48,662)	—	(48,662)	—
Deferred income tax recovery (Note 17)	(37,850)	(3,633)	(17,820)	(5,422)
Change in fair value of gold stream (Note 14)	8,387	1,100	19,239	1,100
Non-cash interest and financing expense	7,465	2,916	17,036	5,842
Gain on sale of shares in associate (Note 8)	(16,822)	—	(16,822)	—
Share-based payments (Note 11)	4,619	3,398	9,498	10,252
Dilution loss on associate (Note 8)	(998)	—	8,984	—
Non-recoverable input taxes	2,695	296	6,581	2,203
Share of net income of associate (Note 8)	(2,582)	(7,009)	(4,679)	(11,988)
Write-down of mining interests (Note 7)	636	—	636	16,457
Unrealized (gains) losses on derivative instruments	(119)	757	(1)	3,545
Restructuring charges (Note 7)	—	7,080	—	7,080
Impairment of long-lived assets (Note 7 and Note 8)	215,216	4,885	215,216	4,885
Other	49	2,957	3,704	3,167
	227,042	107,409	378,364	228,941

Changes in non-cash working capital:

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	$	$	$	$

Accounts receivable and prepaids	(15,747)	734	(14,198)	(5,871)
Value-added and other tax receivables	(2,322)	1,981	(7,438)	1,336
Inventories	(35,389)	10,336	(35,186)	(12,331)
Accounts payable and accrued liabilities	(7,518)	(3,440)	6,092	(8,410)
Current income and other taxes payable	(18,733)	5,441	(6,994)	46,554
	(79,709)	15,052	(57,724)	21,278

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	$	$	$	$

Fekola Mine, exploration	(838)	—	(2,140)	(1,706)
Masbate Mine, exploration	(928)	(1,008)	(1,749)	(1,967)
Otjikoto Mine, exploration	(1,514)	(996)	(3,303)	(1,490)
Goose Project, exploration	(7,038)	(2,048)	(9,350)	(2,048)
Finland Properties, exploration	(715)	(1,721)	(2,108)	(3,992)
Bakolobi Property, exploration	—	(2,088)	(344)	(3,268)
Menankoto Property, exploration	—	(7,593)	—	(10,629)
Bantako North Property, exploration	—	(3,782)	—	(5,223)
Dandoko Property, exploration	—	(3,154)	20	(6,627)
George Property, exploration	—	(1,277)	(157)	(1,277)
Other	(539)	(885)	(1,281)	(2,316)
	(11,572)	(24,552)	(20,412)	(40,543)

Non-cash investing and financing activities:

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	$	$	$	$

Share consideration received on sale of mining interests (Note 7)	71,249	—	71,249	—
Interest capitalized to construction of qualifying assets	6,843	—	10,399	—
Interest on loan to non-controlling interest	1,400	1,224	2,801	2,397
Change in current liabilities relating to mining interest expenditures	8,554	6,824	4,800	5,592
Foreign exchange loss on Fekola equipment loan facility	(685)	(131)	(400)	(375)
Change in accrued distributions to non-controlling interest	—	9,967	(300)	9,967
Share-based payments, capitalized to mining interests	53	160	234	278
Common shares issued on acquisition of Sabina Gold & Silver Corp.	—	925,375	—	925,375
Fair value of B2Gold replacement options on acquisition of Sabina Gold & Silver Corp.	—	5,075	—	5,075

For the three and six months ended June 30, 2024, the Company paid $133 million and $172 million, respectively, of current income tax, withholding and other taxes in cash (2023 - $59 million and $90 million, respectively).

19 Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Masbate and Otjikoto mines and the Goose Project. It also includes Fekola Regional properties, which are in the exploration and evaluations stage. The Fekola Regional segment includes the Bantako North, Menankoto, Dandoko and Bakolobi properties. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounted investment in its associates Versamet and BeMetals. The “Corporate and Other” segment includes corporate operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s segments are summarized in the following tables:

	For the three months ended June 30, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	270,592	—	109,083	112,894	—	—	—	492,569
Production costs	81,481	—	37,602	32,216	—	—	—	151,299
Depreciation & depletion	42,469	461	19,811	32,267	—	—	539	95,547
Impairment of long-lived assets	162,673	52,543	—	—	—	—	—	215,216
Net (loss) income	(82,289)	(48,430)	24,946	25,187	(1,085)	961	45,933	(34,777)
Capital expenditures	54,017	4,923	7,435	13,220	134,742	4,820	566	219,723
Total assets	1,311,340	170,573	726,356	390,894	1,787,693	309,957	486,039	5,182,852

	For the three months ended June 30, 2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	281,672	—	111,291	77,891	—	—	—	470,854
Production costs	79,245	—	48,170	25,347	—	—	—	152,762
Depreciation & depletion	50,367	—	23,336	20,929	—	—	518	95,150
Impairment of long-lived assets	—	—	—	—	—	4,885	—	4,885
Net income (loss)	76,495	(384)	16,161	9,125	(2,919)	7,135	(13,763)	91,850
Capital expenditures	74,151	31,653	7,106	16,626	70,660	5,086	63	205,345
Total assets	1,573,172	263,843	746,005	432,469	1,190,683	436,450	288,263	4,930,885

	For the six months ended June 30, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	526,910	—	208,050	219,053	—	—	—	954,013
Production costs	166,586	—	80,373	61,085	—	—	—	308,044
Depreciation & depletion	87,809	1,622	38,999	57,024	—	—	1,036	186,490
Impairment of long-lived assets	162,673	52,543	—	—	—	—	—	215,216
Net (loss) income	(40,190)	(51,061)	41,217	51,346	(1,777)	2,723	11,446	13,704
Capital expenditures	135,881	9,749	16,786	28,822	254,505	10,421	615	456,779
Total assets	1,311,340	170,573	726,356	390,894	1,787,693	309,957	486,039	5,182,852

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the six months ended June 30, 2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	595,897	—	168,283	180,230	—	—	—	944,410
Production costs	156,906	—	73,163	50,297	—	—	—	280,366
Depreciation & depletion	105,599	—	35,695	50,526	—	—	979	192,799
Impairment of long-lived assets	—	—	—	—	—	4,885	—	4,885
Net income (loss)	171,748	(515)	24,961	33,544	(2,919)	(2,057)	(31,008)	193,754
Capital expenditures	129,652	55,558	17,018	34,466	70,660	9,298	158	316,810
Total assets	1,573,172	263,843	746,005	432,469	1,190,683	436,450	288,263	4,930,885
The Company’s mining interests are located in the following geographical locations:

	June 30, 2024	December 31, 2023
	$	$
Mining interests
Canada	1,784,638	1,509,289
Mali	984,875	1,131,343
Philippines	509,510	533,781
Namibia	235,089	264,747
Colombia	62,756	66,184
Finland	35,061	32,954
Burkina Faso	—	21,087
Other	4,605	4,105
	3,616,534	3,563,490

20 Commitments

As at June 30, 2024, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $17 million related to underground development, $13 million related to mobile purchases and rebuilds, $6 million related to the solar plant expansion, $3 million related to the construction of a new tailing storage facility, and $2 million related to plant and powerhouse maintenance. Of these amounts, $37 million is expected to be incurred in 2024 and the remaining $4 million in 2025.
•For payments at the Goose Project of $43 million related to construction activities and $1 million related to mobile equipment, all of which is expected to be incurred in 2024.
•For payments at the Masbate Mine of $1 million related to process plant equipment, all of which is expected to be incurred in 2024.